UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008
Commission File Number 000-52414

CHINAGROWTH NORTH ACQUISITION CORPORATION

_______________________________

1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes                 ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

      n/a

Amendment of Share Purchase Agreement; Filing of Proxy Statement.

     On November 10, 2008, ChinaGrowth North Acquisition Corporation (“CGNAC”) issued a press release announcing that CGNAC had amended its initial share purchase agreement with UIB Group Limited and filed its proxy statement in connection with its upcoming extraordinary general meeting of shareholders to be held on December 17, 2008 to consider and approve a proposed business combination with UIB Group Limited. The proxy statement is being furnished as Exhibit 99.1 to this Report of Foreign Issuer on Form 6-K. A copy of the press release is furnished as Exhibit 99.3 to this Report of Foreign Issuer on Form 6-K.

     CGNAC intends to hold investor presentations for certain of its stockholders regarding its proposed acquisition of UIB Group Limited. A copy of this presentation is furnished as Exhibit 99.2 to this Report of Foreign Issuer on Form 6-K.

     The information in this Report, including all exhibits, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and Proxy Card

99.2	Investor Presentation

99.3	Press Release

Signatures

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAGROWTH NORTH ACQUISITION
CORPORATION

Date: November 10, 2008	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and Proxy Card

99.2	Investor Presentation

99.3	Press Release

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